dentsu

DENTSU INC. 1-8-1,Higashi-shimbashi,
Minato-ku,Tokyo 105-7001,Japan

File No. 82-5241
August 3, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Dentsu Inc. – 12g3-2(b) exemption

Dear Sir or Madam,

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby submit to the Securities and Exchange Commission the following information required by Rule 12g3-2(b):

1. Summary English Translation (June 9, 2004)
   Title: Notice of Convocation of the 155th Ordinary General Meeting of Shareholders

2. Summary English Translation (June 29, 2004)
   Title: Notice of Resolutions at the 155th Ordinary General Meeting of Shareholders

3. Summary English Translation
   Title: Attachment to Notice of Convocation of the 155th Ordinary General Meeting of Shareholders

4. Summary English Translation
   Title: Business Report for the 155th Fiscal Period
   (April 1, 2003 through March 31, 2004)

dlw 8/10

dentsu

DENTSU INC. 1-8-1,Higashi-shimbashi,
Minato-ku,Tokyo 105-7001,Japan

If you have further queries or requests for additional information, please feel free to contact Shinya Mori at shinya.mori@dentsu.co.jp(email), 011-81-3-6216-8015 (telephone) or 011-81-3-6217-5673 (facsimile).

Yours faithfully,

Seiichiro Hayata
Deputy Director
Corporate Communications Division
Head of Investor Relations Office

Investor Relations Office
Corporate Communications Division
Dentsu Inc.

Enclosures

(Summary English Translation)

June 9, 2004

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Chief Executive Officer

Notice of Convocation of the 155th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 155th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:00 a.m., Tuesday, June 29, 2004

(2) Place: Goshiki 2F, Goshiki hall of Akasaka Prince Hotel, located at 1-2, Kioi-cho, Chiyoda-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Report on Operations, Balance Sheet and Statement of Income for the 155th fiscal year from April 1, 2003 through March 31, 2004.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed appropriation of retained earnings for the 155th fiscal year
Agendum No. 2:	Amendment of a part of the Articles of Incorporation (The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".)
Agendum No. 3:	Election of sixteen Directors
Agendum No. 4:	Election of four Corporate Auditors
Agendum No. 5:	Election of one Certified Public Accountant
Agendum No. 6:	Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. **Total number of voting rights owned by all shareholders**

1,347,490 shares

2. **Agenda and Reference Material**

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 155th fiscal year

The content of the proposed agendum is set forth in the "Proposed Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2:

Amendment of a part of the Articles of Incorporation

The proposed amendments include, among others:

(1) revising the objectives of the Company;

(2) adding a new provision to the effect that the Company may by resolution of the Board of Directors purchase its common stock.

(3) amending a provision to the effect that the office term of the Directors be one year ;

(4) adding new provisions to the effect that the Company may by resolution of the general meeting of shareholders elect substitute Corporate Auditors in advance in case the total number of Corporate Auditors becomes insufficient from the number designated by law. Such election shall be effective until the first ordinary general meeting of shareholders held after the general meeting of shareholders at

which the election took place. In the event that a substitute Corporate Auditor is elected and approved as a Corporate Auditor, the term of office of such Corporate Auditor shall expire when the term of office of the Corporate Auditor who has retired is to expire;

(5) deletion of a supplementary provision, it being provisional.

Agendum No. 3: Election of sixteen Directors

Name, brief personal history and status as representative for other companies of, and number of the Company's shares owned by, the candidate are mentioned.

Agendum No. 4: Election of four Corporate Auditors

Name, brief personal history and status as representative for other companies of, and number of the Company's shares owned by, the candidate are mentioned.

Agendum No. 5: Election of Certified Public Accountant

Name, location, date of establishment, outline, brief description of business, of the candidate are mentioned.

Agendum No. 6: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

It is proposed that appropriate retirement benefits be paid to five retiring Directors and two retiring Corporate Auditors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors for retiring Directors and by the Corporate Auditors for the retiring Corporate Auditors.

Names and brief personal histories of the above Directors and Corporate Auditors are mentioned.

(Summary English Translation)

June 29, 2004

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Chief Executive Officer

Notice of Resolutions at the 155th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 155th Ordinary General Meeting of Shareholders.

Particulars

Matters to be reported:

Report on Operations, Balance Sheet and Statement of Income for the 155th fiscal year from April 1, 2003 to March 31, 2004.

We reported the contents of the above statements of account.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 155th fiscal year.

The agendum was approved and adopted as presented.
(Dividend income ¥500 per share)

Agendum No. 2: Amendment of a part of the Articles of Incorporation

The agendum was approved and adopted as presented.

Agendum No. 3: Election of sixteen Directors

The following members were elected and approved as presented.

Director	Tateo Mataki
Director	Tetsu Nakamura
Director	Ko Matsumoto
Director	Tatsuyoshi Takashima
Director	Isao Director
Director	Takehiko Kimura
Director	Hiromori Hayashi
Director	Kimiharu Matsuda
Director	Michio Niiyama
Director	Haruyuki Takahashi
Director	Ryuichi Mori
Director	Itsuma Wakasugi
Director	Setsuo Kamai
Director	Kunihiko Tainaka
Director	Jun Sakakibara
Director	Toyohiko Yamanouchi

Jun Sakakibara and Toyohiko Yamanouchi are external directors as provided for in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.

Agendum No. 4: Election of four Corporate Auditors

Kojiro Takahashi and Haruo Shimada were reelected and reappointed, and Hitoshi Hanatsuka and Yoshiharu Mani were newly elected and appointed, as presented.

Haruo Shimada and Yoshiharu Mani are external corporate auditors as provided for in Paragraph 1 of Article 18 of the 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'.

Agendum No. 5: Election of one Certified Public Accountant

Deloitte Touche Tohmatsu was elected and appointed as presented.

Agendum No. 6: Payment of retirement benefits to retirining Directors and retiring Corporate Auditors

It was approved and adopted that appropriate retirement benefits be paid to retiring Directors, Mr. Yutaka Narita, Fumio Oshima, Hitoshi Hanatsuka, Hideaki Furukawa, and Toshiaki Nozue and retiring Corporate Auditors, Makio Kasahara and Shunro Hamada to reward them for their service in accordance with the Company's regulations and its customary practices. It was approved and adopted that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors for retiring Directors and by the Corporate Auditors for the retiring Corporate Auditors.

Members of the Board were elected and approved as follows by a resolution of the meeting of the Board of Directors after the close of the Shareholders' Meeting.

President and Chief Executive Officer	Tateo Mataki
Executive Vice President	Tetsu Nakamura
Executive Vice President	Ko Matsumoto
Executive Vice President	Tatsuyoshi Takashima
Senior Managing Director	Isao Maruyama
Senior Managing Director	Takehiko Kimura
Senior Managing Director	Hiromori Hayashi
Managing Director	Kimiharu Matsuda (newly appointed)
Managing Director	Michio Niiyama (newly appointed)
Managing Director	Haruyuki Takahashi (newly appointed)
Managing Director	Ryuichi Mori (newly appointed)
Managing Director	Itsuma Wakasugi (newly appointed)
Executive Director	Setsuo Kamai (newly appointed)

Executive Director	Kunihiko Tainaka (newly appointed)
Executive Director	Jun Sakakibara
Executive Director	Toyohiko Yamanouchi

Furthermore, Executive Officers were elected and approved as follows by a resolution of the same meeting of the Board of Directors.

Senior Executive Officer	Sachio Demura
Senior Executive Officer	Megumi Niimura
Senior Executive Officer	Naoki Kobuse
Senior Executive Officer	Koichi Mizuno
Senior Executive Officer	Toichi Ogitani
Senior Executive Officer	Norichika Koyama
Senior Executive Officer	Shoichi Yamamura
Senior Executive Officer	Hiroshi Matsuzaki
Senior Executive Officer	Takehiko Joju
Senior Executive Officer	Tadashi Ishii

Executive Officer	Tadahiko Nawa
Executive Officer	Yoji Kiyohara
Executive Officer	Tatsuya Tanaka
Executive Officer	Masuo Tachibana
Executive Officer	Kazuyoshi Nobuhara
Executive Officer	Shinzo Okamoto (newly appointed)
Executive Officer	Osamu Fujiwara (newly appointed)
Executive Officer	Tetsuo Machida (newly appointed)
Executive Officer	Yasushi Matsushita (newly appointed)
Executive Officer	Kotaro Sugiyama (newly appointed)
Executive Officer	Fumio Higuchi (newly appointed)
Executive Officer	Yoshihide Nakamoto (newly appointed)
Executive Officer	Tomoharu Tsuruda (newly appointed)

Additionally, by mutual election of Corporate Auditors, Hitoshi Hanatsuka and Kojiro Takahashi were elected and approved.

(Summary English Translation)

Attachment to Notice of Convocation of the 155th Ordinary General Meeting of Shareholders

REPORT ON OPERATIONS

and other Financial Statements

For the period from April 1, 2003 through March 31, 2004

1. SUMMARY OF OPERATIONS

Business developments and results of the Company for the fiscal year ended March 31, 2004, future business strategies and business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, shares, major shareholders, treasury stock, stock acquisition rights, employees, material subsidiaries and business combinations, principal correspondent banks, Directors and Corporate Auditors of the Company and remunerations paid to them are mentioned.

Balance Sheet

As of March 31, 2004

Unit: ¥ millions of yen

Assets	
Current assets	501,299
Cash and time deposits	35,941
Notes receivable	24,741
Accounts receivable	361,418
Securities	1,369
Works	2,512
Work in process	13,399
Supplies	222
Advance payments	24,375
Prepaid expenses	283
Short-term loans	28,445
Deferred tax assets	8,043
Other current assets	1,614
Allowance for doubtful accounts	-1,068
Fixed assets	568,441
Property, plant and equipment	261,437
Buildings	90,994
Structures	2,462
Vessels	1
Vehicles	27
Equipment	5,681
Land	162,269
Intangible assets	19,091
Leasehold	8
Software	18,864
Utility rights	4
Telephone rights	213
Investments and other assets	287,912
Investments and securities	212,574
Investments in subsidiaries	40,624
Investments in capital	2,480

Membership rights	4,210
Long-term loans	1,165
Guarantee deposit	1,192
Claims in bankruptcy	829
Long-term prepaid expenses	798
Deferred tax assets	23,268
Other investments and assets	2,671
Allowance for doubtful accounts	-1,903
Total assets	**1,069,741**

Liabilities	
Current liabilities	461,044
Notes payable	41,725
Accounts payable	326,454
Short-term debt	25,883
Current portion of long-term debt	19,432
Other payable	7,624
Accrued expenses	17,183
Income tax payable	9,341
Advances by customers	3,996
Deposits payable	2,936
Other current liabilities	6,465
Long-term liabilities	182,300
Long-term loans payable	115,892
Long-term other payable	556
Long-term deposits received	3,174
Reserve for retirement benefits for employees under a new accounting standard	54,919
Accrued retirement benefits for directors	3,110
Deferred tax liabilities for land revaluation	4,646
Total liabilities	**643,344**

Stockholders' equity	
Common stock	58,967
Capital surplus	55,358
Additional paid-in capital	55,358
Retained earnings	306,359

Earned surplus reserve	722
Specific reserve for employees' retirement benefits	18,872
Specific reserve for doubtful accounts	18,561
Special reserve	240,000
Unappropriated retained earnings of the year	28,203
Land revaluation account	6,686
Stocks valuation differences	14,466
Treasury Stock	-15,442
Total stockholders' equity	**426,396**
Total liabilities and stockholders' equity	**1,069,741**

Statement of Income
(April 1, 2003 - March 31, 2004)

Unit: ¥ millions of yen

Ordinary income		
Operating income		
Operating revenues		
Net Sales		1,402,533
Operating expenses		
Cost of sales	1,200,592	
Selling, general and administrative expenses	166,965	1,367,558
Operating income		34,975
Other income		
Non-operating income		
Interest income and dividend income	3,993	
Rental charge	3,601	
Miscellaneous income	1,276	8,871
Other expense		
Interest expense	2,265	
Provision for allowance for doubtful accounts	300	
Loss from investments in investment consortiums	387	
Miscellaneous loss	643	3,596
Ordinary income		40,249
Extraordinary income and loss		
Extraordinary income		
Gain on sales of fixed assets	187	
Gain on sales of investment securities	4,651	
Gain on distribution of residual property of subsidiaries	1,050	
Gain on partial refund of retirement allowance	11,400	
Gain on establishment of stock holding trust for retirement benefit plan	386	17,676
Extraordinary loss		
Loss on sales of property, plant and equipment	435	
Loss on disposal of fixed assets	300	
Loss on sales of investment securities	6	
Revaluation loss on investment securities	2,024	
Loss on liquidation of investment securities	20	
Revaluation loss on investments in capital	28	
Revaluation loss on stocks of subsidiaries	927	
Loss on liquidation of stocks of subsidiaries	599	

Loss on sales of memberships	9	
Revaluation loss on memberships	76	
Special retirement benefits	2,248	
	91	6,770
Income before income taxes		51,155
Corporate tax, inhabitant tax and business tax	18,068	
Differed income taxes	3,162	21,230
Net income		29,924
Retained earnings brought forward from the prior year		1,633
Reversal of land revaluation differences		-2,681
Interim dividends		673
Unappropriated retained earnings at end of year		28,203

(Note 1) Volume of transactions with subsidiaries (in million yen)

Net Sales	32,965
Purchase amount	156,405
Volume of other operating transactions	19,745
Volume of transactions other than operating transactions	15,408

(Note 2) Net income per share ¥22,164.20 (calculated based on average number of shares in this period of 1,348,218 shares)

(Additional Information)

Board of directors has decided on November 17, 2003 a 2-for-1 split on its stock as of May 20, 2004. As a result, number of shares outstanding will increase 1,390,920 shares. Net income per share is ¥11,082.10, on the assumption that such stock split has occurred in the beginning of this period.

Proposed Statement of Appropriation of Retained Earnings

Unit: ¥

Unappropriated retained earnings for the year		28,203,046,522
Reversal amount of retirement allowance reserve	18,872,620,000	
Reversal amount of specific reserve for doubtful accounts	18,561,700,000	37,434,320,000
Total		65,637,366,522

We will appropriate this amount as follows:

Dividend income (¥500 per share)	673,840,060	
Directors' bonus	42,700,000	
Special reserves	62,100,000,000	62,816,540,060
Retained earnings brought forward to the following year		2,820,826,462

(Note 1) On December 10, 2003, the Company distributed ¥673,841,160 as an interim dividend (¥500 per share). The interim dividend was not paid on the 43,237.68 shares of treasury stock.

(Note 2) Dividends will not be paid on 43,239.88 shares of treasury stock.

Audit Report by Accounting Auditors (Duplicate)

Independent Auditor's Report

May 12, 2004

The Board of Directors
Dentsu Inc.

We have audited the balance sheet, the statement of income, the report on operations (but only in respect of the parts relating to accounting) and the proposed statement of appropriation of retained earnings and supplementary statements (but only in respect of the parts relating to accounting) for the 155th fiscal year from April 1, 2003 to March 31, 2004 of Dentsu Inc. in accordance with the provision of Item 1 of Article 2 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The parts of the report on operations and the supplementary statements that were the subject of the audit were those parts that were based on the records in the accounting ledgers. The report on operations and the supplementary statements relating to accounting are the responsibility of the Company's management. Our responsibility is to express an opinion on the report on operations and the supplementary statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the financial statements and supplementary statements relating to accounting are free of material misstatement. An audit includes examining the indications on the financial statements and supplementary statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries that we deemed necessary to carry out.

As a result of this audit, we have the following opinions.

(1) We certify that the balance sheet and the statement of income fairly represent the properties and the profit and loss of the Company in accordance with the law and the Company's Articles of Incorporation.

(2) We certify that the report on operations (but only in respect of the parts relating to accounting) fairly represents the state of the Company in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that the proposed statement of appropriation of retained earnings is in compliance with the law and the Company's Articles of Incorporation.

(4) There are no matters in the parts of the supplementary statements relating to accounting that should be pointed out pursuant to the provisions of the Commercial Code.

There is no relationship between the Company and the auditor or the partners in charge that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

KPMG AZSA & Co.

Certified Public Accountants
Kiyoshi Ishii (Seal)
Representative Partner, Partner in charge and Certified Public Accountant
Toshiya Mori (Seal)
Representative Partner, Partner in charge and Certified Public Accountant

Audit Report of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the audit relating to the Directors' execution of duties during the 155th fiscal year from April 1, 2003 to March 31, 2004 and prepared this audit report in consultation.

1. Summary of the methods of the audit by the Corporate Auditors

In order that the Company may be soundly and lawfully managed, each Corporate Auditor audited the duties of the Directors pursuant to the auditing policies and allocation of activities determined by the Board of Corporate Auditors.

(1) We attended meetings of the Board of Directors and other important meetings, received reports on operations from Directors and executive officers, etc., perused important documents, etc. and inspected the condition of the Company's business affairs and properties.

(2) From the standpoint of auditing the group companies, we attended the group's management meetings and exchanged information and opinions with the corporate auditors of important subsidiaries. Further, where necessary, we carried out on-site inspections and inspected the condition of business affairs and properties.

(3) We requested the accounting auditors to provide reports and explanations from time to time, and examined accounting documents and supplementary statements.

(4) With respect to matters such as competing transactions by Directors as provided for in Item 1 of Article 133 of the enforcement regulations of the Commercial Code, transactions where a conflict of interest between the Company and a Director exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and disposal of treasury stock, in addition to the above auditing methods, we requested Directors, etc. to submit reports, requested Directors to submit "Confirmation letters regarding performance of business of Directors" and inspected the circumstances of these transactions in detail as necessary.

2. Result of the audit

(1) We certify that the methods and results of the audit by KPMG AZSA & Co. are reasonable.

(2) We certify that the report on operations fairly represents the state of the Company in compliance with the law and the Company's Articles of Incorporation.

(3) We certify that there are no matters that should be pointed out in the agendum relating to the proposed appropriation of retained earnings in light of the situation of the properties of the Company and other matters.

(4) We certify that the supplementary statements fairly represent the matters that should be mentioned and that there are no matters that should be pointed out.

(5) With respect to the Directors' execution of duties, including matters relating to subsidiaries, we certify that there are no significant unfair practices or violations of the law or the Company's Articles of Incorporation.

(6) We certify that there are no violations of the duties of the Directors in respect of such matters as competing transactions by Directors, transactions where a conflict of interest between the Company and Directors exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and the disposal of treasury stock.

May 14, 2004

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor	Kojiro Takahashi (Seal)
Statutory Corporate Auditor	Makio Kasahara (Seal)
Corporate Auditor	Haruo Shimada (Seal)
Corporate Auditor	Shunro Hamada (Seal)
Corporate Auditor	Yasuchika Negoro (Seal)

(Note) Corporate Auditors Mr. Haruo Shimada, Mr. Shunro Hamada and Mr. Yasuchika Negoro are external Corporate Auditors as provided in Item 1 of Article 18 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

(for reference)

Summary of Balance Sheet Compared to the Previous Year

Unit: millions of yen

	The 154th Fiscal Period (as of March 31, 2003)	The 155th Fiscal Period (as of March 31, 2004)	Increased / Decreased Amount
ASSETS			
Current assets	473,964	501,299	27,334
Fixed assets	581,461	568,441	-13,019
Property, plant and equipment	273,285	261,437	-11,847
Intangible assets	13,987	19,091	5,104
Investments and other assets	294,189	287,912	-6,276
Total assets	1,055,426	1,069,741	14,314
LIABILITIES			
Current liabilities	447,976	461,044	13,067
Long-term liabilities	214,552	182,300	-32,251
Total liabilities	662,528	643,344	-19,184
Common stock	58,967	58,967	-
Capital surplus	55,358	55,358	-
Retained earnings	280,505	306,359	25,854
Land revaluation account	4,004	6,686	2,681
Other securities valuation differences	5,457	14,466	9,008
Treasury stock	-11,396	-15,442	-4,045
Total stockholders' equity	392,897	426,396	33,499
Total liabilities and stockholders' equity	1,055,426	1,069,741	14,314

Summary of Statement of Income Compared to the Previous Year

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	Increased / Decreased Amount
Net sales	1,367,658	1,402,533	34,875
Cost of sales	1,164,694	2,300,592	35,898
Gross profit	202,964	201,941	-1,023
Selling, general and administrative expenses	162,451	166,965	4,514
Operating income	40,513	34,975	-5,537
Other income	5,288	8,871	3,582
Other expenses	4,336	3,596	-739
Ordinary income	41,465	40,249	-1,215
Extraordinary income	36,469	17,676	-18,793
Extraordinary loss	33,846	6,770	-27,075
Income before income taxes	44,088	51,155	7,067
Corporate tax	20,972	21,230	258
Net income	23,116	29,924	6,808
Retained earnings brought forward from the prior-year	1,690	1,633	-56
Reversal of land revaluation differences	735	-2,681	-3,416
Interim dividends	693	673	-20
Unappropriated retained earnings at end of year	24,848	28,203	3,354

Summary of Consolidated Balance Sheet

Unit: millions of yen, %

ASSETS	The 154th Fiscal Period (as of March 31, 2003)	The 155th Fiscal Period (as of March 31, 2004)	Increased / Decreased Amount
Current assets	583,104	601,821	18,717
Fixed assets	604,196	587,272	-16,923
Property, plant and equipment	291,729	280,345	-11,383
Intangible assets	30,907	37,799	6,891
Investments and other assets	281,558	269,127	-12,430
Total assets	1,187,300	1,189,094	1,794
LIABILITIES			
Current liabilities	488,837	494,418	5,580
Long-term liabilities	232,992	200,035	-32,956
Total liabilities	721,829	694,454	-27,375
Minority Interests	23,376	25,018	1,641
STOCKHOLDERS' EQUITY			
Common Stock	58,967	58,967	-
Capital surplus	55,358	55,358	-
Retained earnings	329,263	356,109	26,846
Land revaluation account	4,004	6,686	2,681
Other securities valuation differences	5,592	14,622	9,029
Foreign currency translation adjustments	303	-6,680	-6,983
Treasury stock	-11,396	-15,442	-4,045
Total stockholders' equity	442,093	469,621	27,528
Total liabilities, minority interestd and stockholders' equity	1,187,300	1,189,094	1,794

Summary of Consolidated Statement of Income

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)	Increased / Decreased Amount
Net Sales	1,692,947	1,749,110	56,162
Cost of sales	1,407,131	1,455,065	47,933
Gross profit	285,815	294,044	8,228
Selling, general and administrative expenses	238,815	247,356	8,540
Operating income	46,999	46,687	-311
Other income	3,500	4,576	1,075
Other expense	5,187	4,123	-1,063
Ordinary income	45,312	47,140	1,827
Extraordinary income	36,946	19,149	-17,797
Extraordinary loss	32,190	7,526	-24,664
Income before income taxes	50,068	58,763	8,694
Corporate tax and other taxes	26,729	26,580	-148
Minority interests	375	1,301	926
Net income	22,963	30,881	7,917

(Summary English Translation)

Business Report for the 155th Fiscal Period

April 1, 2003 through March 31, 2004

Dentsu Inc.

Compliments from the Company

For the fiscal year ended March 31, 2004, we surpassed our previous year's results, strengthened the entire Dentsu Group and implemented further management reforms.

We have always adhered to the belief that accounts from clients are proof of trustworthiness. Within an environment in which advertisers are narrowing down the number of agencies they deal with, we have steadily built up relationships based on trust. I believe this led to our solid results. To enhance our group structure for further client satisfaction, we set up three planning boutiques and the Goal Inc., an advertising company dedicated to the fashion industry, acquired Geneon Entertainment Inc. (Japan and U.S.) and reorganized our regional Dentsu network.

We are also continuing to pursue management reforms focusing on building human resource, building infrastructures and building an organization.

Financial Results for the Fiscal Year Ended March 31, 2004

Japan's economy for the fiscal year 2003 grew for the first time in three years with the nominal GDP increasing 0.7% from the previous fiscal year (according to the announcement made by the government on May 18, 2004). However, Dentsu estimates that Japan's advertising expenditures for the 2003 calendar year amounted to 5,684.1 billion yen, a slight decline of 0.3% from the previous year and marking the third consecutive year of decline.

Within such challenging business environment, the Dentsu Group pursued a wide range of operating and business activities and achieved positive earnings.

For the fiscal year ended March 31, 2004, we posted consolidated net sales (billings) of 1,749.1 billion yen, (+3.3% from the previous fiscal year); gross profit of 294.0 billion yen, (+2.9%); operating income of 46.6 billion yen, (-0.7%); ordinary income of 47.1 billion yen, (+4.0%); and net income of 30.8 billion yen, (+34.5%). Meanwhile, the gain on return of the substitutional portion of the employees' pension fund, which amounted to 12.7 billion yen, contributed to the overall total for extraordinary income. As a result, we

posted the second best performance in our corporate history in terms of net income, following only that recorded in fiscal year ended March 31, 2001. The year-end dividend is planned to be 500 yen per share. Due to this, the annual dividend together with the interim dividend will be 1,000 yen per share. In addition, on May 20, 2004 we undertook two-for-one stock splits for shareholders of record as of March 31, 2004, aimed at enhancing the liquidity of shares and facilitating the expansion of the shareholder base.

Outlook for the Fiscal Year Ending March 31, 2005

According to the government's forecast, the Japanese economy is expected to continue on a trend of gradual recovery for the fiscal year 2004, with the growth rate of nominal GDP expected to grow 0.5% compared to the previous fiscal year. Meanwhile, the Japan Center for Economic Research estimates that the gross advertising expenditures will turn upward and increase by 2.8% compared to the previous fiscal year (as of March 2004).

Given these favorable signs, we seek improvement of our performance by actively working to further expand our share of the domestic advertising market, while at the same time enlarging our business domains in advertising-related markets, new markets and overseas markets.

For the consolidated results for fiscal year 2005, we forecast net sales (billings) of 1,857.9 billion yen, (+of 6.2% from the previous fiscal year), ordinary income of 48.0 billion yen (+2.0%) and net income of 23.5 billion yen (-23.6%). On a non-consolidated basis, we forecast net sales (billings) of 1,484.3 billion yen (+5.8%), ordinary income of 40.8 billion yen, (+1.6%), and net income of 22.9 billion yen, (-23.2%).

Medium-term Corporate Strategy of the Dentsu Group

Recently, a number of clients are adopting global perspectives to their business and are actively investing and expanding operations, particularly in Asia where future growth is expected. Demands for advertising is becoming increasingly sophisticated and complex, and to make effective and efficient supply of consistent marketing communications services is ever more vital. In addition, media is undergoing drastic changes with the diffusion of mobile and broadband services and the launch of ground wave digital broadcasting. The competitive environment surrounding the advertising industry is also evolving, and as well as domestic market reorganization, global markets are expected to become more competitive.

Ahead of these changes we are changing ourselves, and strengthening our operating base. With the advancement of "Total Communications Services", we will expand profit-earning opportunities as a "Partner in Creating Value" for clients, media and consumers.

Furthermore, we have defined the following "Four markets" as the main markets which we will focus our business operations on, and it will be our policy to enhance our corporate value by strengthening profitability within each of these markets.

Firstly, we aim to further strengthen our competitiveness within the domestic advertising market. Based on firm relationships built upon long-term trust with both clients and the media, the Dentsu Group will meet the requirements for greater sophistication and diversity, increase our share as a "Partner in Creating Value" and ensure growth.

Secondly, we intend to expand our business operations in advertising-related markets. A rapidly growing digital network enables interactive communication between clients and consumers and serves as a tool for the expansion of opportunities for direct marketing as well as the optimization of communication strategies. The Dentsu group will use this new marketing tool to develop new profit-earning opportunities in such advertising-related markets including distribution measures and sales promotion.

Thirdly, we will focus on expanding business in new markets. We are exploring new areas centered on contents businesses including sports marketing and entertainment. The Dentsu Group has established a unique business model that connects advertising and contents, and we are working toward strengthening our competitive edge through acquiring high-quality contents.

Fourth and finally, we are seeking to expand our business in overseas markets. We will continue to provide clients with global services centered on our solid network throughout Japan, U.S. and Europe which was established through the alliance with Publicis Groupe SA. Through our cooperation with Publicis Groupe SA in U.S. and Europe, and independently as the Dentsu Group in China and Asia, we will be expanding our profitability.

Meanwhile, we will continue to reform our management base. For the Dentsu Group businesses, human resources such as one's creativity, ideas and knowledge are the key to our competitive advantage. We are implementing sweeping structural reforms with an aim toward developing human resources that can realize the creation of value.

A next-generation management information system has also been established and is being introduced step-by-step to build an environment to support the creation of value by each person and enhance improvement and optimization of management.

It is our sincere wish to fulfill our corporate responsibility through winning the trust and appreciation of our shareholders, and by maximizing our corporate value.

We look forward to your continued support.

June 29, 2004

Principal Management Index

Charts of net income per share, return on equity, capital stock per share and capital stock rate for the past five fiscal years are provided.

Highlights of Consolidated Statement of Income

Unit: millions of yen, %

	The 151st Fiscal Period ending March, 2000	The 152nd Fiscal Period ending March, 2001	The 153rd Fiscal Period ending March, 2002	The 154th Fiscal Period ending March, 2003	The 155th Fiscal Period ending March, 2004
Net sales	1,599,854	1,814,309	1,789,432	1,692,947	1,749,110
Gross profit	259,784	301,885	293,920	285,815	294,044
Operating income	50,455	72,500	61,168	46,999	46,687
Net income	20,703	41,368	27,457	22,963	30,881
Total assets	1,005,628	1,137,590	1,097,192	1,187,300	1,189,094
Total stockholder's equity	345,019	404,318	441,171	442,093	469,621
Operating margin	19.4	24.0	20.8	16.4	15.9
Return on equity (ROE)	6.4	11.0	6.5	5.2	6.8
Return on assets (ROA)	5.3	6.8	5.5	4.1	3.9
Equity ratio	34.3	35.5	40.2	37.2	39.5

Summary of Consolidated Balance Sheet

Unit: millions of yen

	The 154th Fiscal Period (as of March 31, 2003)	The 155th Fiscal Period (as of March 31, 2004)
ASSETS		
Current assets	583,104	601,821
Cash and time deposits	72,671	64,015
Trade receivables	427,159	459,937
Other current assets	85,094	80,389
Allowance for doubtful accounts	-1,821	-2,521
Fixed assets	604,196	587,272
Property, plant and equipment	291,729	280,345
Buildings and structures	113,824	107,457
Land	166,572	164,633
Others	11,332	8,254
Intangible assets	30,907	37,799
Investments and other assets	281,558	269,127
Investment securities	222,592	215,593
Others	61,515	55,973
Allowance for doubtful accounts	-2,549	-2,439
Total assets	1,187,300	1,189,094

LIABILITIES		
Current liabilities	488,837	494,418
Trade payables	354,679	387,335
Other current liabilities	134,157	107,082
Long-term liabilities	232,992	200,035
Bonds	200	200
Long-term debt	135,380	115,911
Reserve for retirement benefits for employees under a previous accounting standard	85,732	69,560
Others	11,679	14,363
Total liabilities	721,829	694,454
Minority Interests	23,376	25,018

STOCKHOLDERS' EQUITY		
Common Stock	58,967	58,967
Capital surplus	55,358	55,358
Retained earnings	329,263	356,109
Land revaluation account	4,004	6,686
Other securities valuation differences	5,592	14,622
Foreign currency translation adjustments	303	-6,680
Treasury stock	-11,396	-15,442
Total stockholders' equity	442,093	469,621
Total liabilities, minority interests and stockholders' equity	1,187,300	1,189,094

Summary of Consolidated Statement of Income

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)
Net Sales	1,692,947	1,749,110
Cost of sales	1,407,131	1,455,065
Gross profit	285,815	294,044
Selling, general and administrative expenses	238,815	247,356
Operating income	46,999	46,687
Other income	3,500	4,576
Other expense	5,187	4,123
Ordinary income	45,312	47,140
Extraordinary income	36,946	19,149
Extraordinary losses	32,190	7,526
Income before income taxes and minority interests	50,068	58,763
Corporate tax and other taxes	26,729	26,580
Minority interests	375	1,301
Net income	22,963	30,881

Industry Segments

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)
Advertising		
Sales*	1,629,478	1,667,050
Operating income	46,272	41,210
Other business		
Sales*	63,469	82,059
Operating income	467	2,789

Geographical Segments

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)
Japan		
Sales*	1,591,198	1,634,024
Operating income	47,291	45,999
Other countries		
Sales*	101,748	115,085
Operating income (loss)	-194	677

*Sales towards external clients.

Consolidated Statement of Retained Earnings

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)
CAPITAL SURPLUS		
Capital surplus at beginning of year	55,358	55,358
Additional paid-in capital at beginning of year	55,358	-
Capital surplus at end of year	55,358	55,358
RETAINED EARNINGS		
Retained earnings at beginning of year	306,623	329,263
Consolidated retained earnings at beginning of year	306,623	-
Increase in retained earnings	24,344	31,035
Net income	22,963	30,881
Increase in retained earnings arising from increase of consolidated subsidiaries	78	154
Increase in retained earnings arising from increase of affiliated companies	567	-
Reversal of land revaluation differences	735	-
Decrease in retained earnings	1,705	4,189
Dividends declared	1,526	1,353
Bonus for directors	169	107
Reversal of land revaluation differences	-	2,681
Decrease in retained earnings arising from increase of affiliated companies	-	32
Others	8	14
Retained earnings at end of year	329,263	356,109

Summary of Consolidated Statement of Cash Flow

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)
Net cash provided by (used in) operating activities	-3,916	35,829
Net cash provided by (used in) investing activities	-80,122	9,881
Net cash provided by (used in) financing activities	81,554	-51,508
Effect of exchange rate changes on cash and cash equivalents	-1,170	-1,060
Net increase (decrease) in cash and cash equivalents	-3,655	-6,857
Cash and cash equivalents at beginning of year	67,690	68,139
Net increase in cash and cash equivalents due to change of consolidated subsidiaries	4,241	1,102
Net decrease in cash and cash equivalents due to corporate separation	-136	-
Cash and cash equivalents at end of year	68,139	62,384

Net Sales by Service Area

Unit: millions of yen, %

Services	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003) Sales (composition ratio)		The 155th Fiscal Period (from April 1, 2003 to March 31, 2004) Sales (composition ratio)	
Dentsu and regional subsidiaries*:				
Mass media services:				
Television	709,343	(41.9)	723,912	(41.4)
Newspapers	212,645	(12.6)	218,910	(12.5)
Magazines	76,079	(4.5)	78,074	(4.5)
Radio	29,829	(1.8)	30,422	(1.7)
Creative development	133,187	(7.9)	139,847	(8.0)
Other advertising services				
Promotion	149,104	(8.8)	177,018	(10.1)
Sports marketing	55,663	(3.3)	39,328	(2.2)
Event marketing	4,337	(0.3)	891	(0.1)
New media	22,258	(1.3)	23,726	(1.4)
Others	46,365	(2.7)	44,444	(2.5)
Other consolidated subsidiaries**	254,132	(15.0)	272,534	(15.6)
Total	1,692,947	(100.0)	1,749,110	(100.0)

* Out of the five regional subsidiaries (Dentsu Hokkaido Inc., Dentsu Tohoku Inc., Dentsu East Japan Inc., Dentsu West Japan Inc. and Dentsu Kyushu Inc.), Dentsu Tohoku Inc. was merged into Dentsu East Japan Inc. on July 1, 2003.

**Net sales of Dentsu's consolidated subsidiaries other than its regional subsidiaries.

Business Development of the 155th Fiscal Period

We are approaching to the ground wave digital broadcasting leading us to infinite expansion of the possibilities of television and advertisement.

As we positively approach to the diffusion of the ground wave digital broadcasting and establishment of its rules, we made a quick start on the exploitation of new profit-making sources such as development of contents and commercial methods utilizing the characteristics of the ground wave digital broadcasting.

Dawn of a new history of television
The ground wave digital broadcasting has started.

The commencement of ground wave digital broadcasting and its starting ceremony is described.

With features that overthrows television savvy, media values have shown significant improvements.

New features and possibilities of ground wave digital broadcasted television programs and commercials are described.

Expansion of profit-earning opportunities by making early approach to the ground wave digital broadcasting.

What Dentsu had been working on over the recent years and how they will be approaching to the expansion of profit-making sources are described.

Creation of number of communication opportunities by maximizing the lure of sports.

With the knowledge and experience earned through supporting business of major sport events such as the Olympics, FIFA World Cup and IAAF World Championships in Athletics, we are striving for excavation and support of new sport entertainment.

Backing-up of the First East Asian Football Championship 2003 Final Competition

The Dentsu Group's contribution to the football scene is described.

Supporting the '04 Ricoh MLB Opening Series held at the Tokyo Dome

The Dentsu Group's contribution to the Major League Baseball is described.

Establishment of a new e-business structure by properly capturing the change of companies' circulation structure

We are strengthening the group's structure by actively establishing new companies and aligning with other companies, towards the establishment of new e-business utilizing internet in surrounding fields of advertisement such as marketing and merchandising.

Establishment of "Dentsu eMarketing One Inc." the core of the next generation marketing business.

The establishment of Dentsu eMarketing One Inc. and its business is introduced.

Capital and business alliance with Double Click Japan Inc., a company with strength in delivery and management of internet advertisement.

Dentsu's capital and business alliance with Double Click Japan Inc. and its effect are introduced.

Non-Consolidated Financial Statements (for reference)

Summary of Balance Sheet

Unit: millions of yen

	The 154th Fiscal Period (as of March 31, 2003)	The 155th Fiscal Period (as of March 31, 2004)
ASSETS		
Current assets	473,964	501,299
Fixed assets	581,461	568,441
Property, plant and equipment	273,285	261,437
Intangible assets	13,987	19,091
Investments and other assets	294,189	287,912
Total assets	1,055,426	1,069,741
LIABILITIES		
Current liabilities	447,976	461,044
Long-term liabilities	214,552	182,300
Total liabilities	662,528	643,344
STOCKHOLDERS' EQUITY		
Common stock	58,967	58,967
Capital surplus	55,358	55,358
Retained earnings	280,505	306,359
Land revaluation account	4,004	6,686
Other securities valuation differences	5,457	14,466
Treasury stock	-11,396	-15,442
Total stockholders' equity	392,897	426,396
Total liabilities and stockholders' equity	1,055,426	1,069,741

Summary of Statement of Income

Unit: millions of yen

	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)	The 155th Fiscal Period (from April 1, 2003 to March 31, 2004)
Net sales	1,367,658	1,402,533
Cost of sales	1,164,694	1,200,592
Gross profit	202,964	201,941
Selling, general and administrative expenses	162,451	166,965
Operating income	40,513	34,975
Other income	5,288	8,871
Other expenses	4,336	3,596
Ordinary income	41,465	40,249
Extraordinary income	36,469	17,676
Extraordinary loss	33,846	6,770
Income before income taxes	44,088	51,155
Corporate tax and other taxes	20,972	21,230
Net income	23,116	29,924
Retained earnings brought forward from the prior year	1,690	1,633
Reversal of land revaluation differences	735	-2,681
Interim dividends	693	673
Unappropriated retained earnings at end of year	24,848	28,203

Appropriation of Retained Earnings

Unit: millions of yen

	The 154th Fiscal Period	The 155th Fiscal Period
Unappropriated retained earnings for the year	24,848	28,203
Reversal of voluntary reserves	-	37,434
Reversal of reserve for retirement allowance	-	18,872
Reversal of reserve for doubtful accounts	-	18,561
Appropriated retained earnings	23,214	62,816
Dividends	679	673
(the 154th fiscal period: ordinary dividend of ¥500 per share)		
(the 155th fiscal period: ordinary dividend of ¥500 per share)		
Bonus for directors	35	42
(including bonus for Corporate Auditors)	(-)	(-)
Voluntary reserves		
Special reserve	22,500	62,100
Retained earnings brought forward to the next year	1,633	2,820

Outline of Dentsu (as of March 31, 2004)

Corporate Name:	Kabushiki Kaisha Dentsu (Dentsu Inc. in English)
Corporate Quarters:	8-1, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo
Telephone Number:	03-6216-5111 (Main switchboard)
Date of Establishment:	July 1, 1901
Paid-in capital :	58,967,100,000 yen
Number of Employees:	5,733

Officers (as of June 29, 2004)

President and Chief Executive Officer	Tateo Mataki
Executive Vice President	Tetsu Nakamura
Executive Vice President	Ko Matsumoto
Executive Vice President	Tatsuyoshi Takashima
Senior Managing Director	Isao Maruyama
Senior Managing Director	Takehiko Kimura
Senior Managing Director	Hiromori Hayashi
Managing Director	Kimiharu Matsuda
Managing Director	Michio Niiyama
Managing Director	Haruyuki Takahashi
Managing Director	Ryuichi Mori
Managing Director	Itsuma Wakasugi
Executive Director	Setsuo Kamai
Executive Director	Kunihiko Tainaka
Executive Director	Jun Sakakibara
Executive Director	Toyohiko Yamanouchi
Senior Corporate Auditor	Hitoshi Hanatsuka
Senior Corporate Auditor	Kojiro Takahashi
Corporate Auditor	Haruo Shimada
Corporate Auditor	Yasuchika Negoro
Corporate Auditor	Yoshiharu Mani

Status of Shares (as of March 31, 2004)

Total number of outstanding shares: 1,390,920 Shares*

Total number of shareholders: 36,780 Shareholders

Major shareholders (10 largest shareholders)

Name of shareholder	Number of shares	Percentage (%)
Jiji Press, Ltd.	172,636	(12.41)
Kyodo News	147,444	(10.60)
Japan Trustee Services Bank, Ltd. (Account in Trust)	81,253	(5.84)
Dentsu Inc.	43,239	(3.11)
The Master Trust Bank of Japan (Account in Trust)	43,038	(3.09)
Dentsu Employees' Shareholding Association	38,309	(2.75)
Mizuho Trust Employee Pension Trust (Mizuho Corporate Bank Account) (Retrust Trustee: Asset Management Service Trust)	31,850	(2.29)
Mizuho Corporate Bank, Ltd.	31,250	(2.25)
State Street Bank and Trust Company	27,561	(1.98)
Yoshida Hideo Memorial Foundation	24,924	(1.79)

* On May 20, 2004 we undertook two-for-one stock splits. As a result, the total number of outstanding shares increased by 1,390,920 shares and became 2,781,840 shares.

Breakdown by Type of Shareholders

Financial institutions:	23. 89%
Securities firms:	0.43%
Other corporations:	33.80%
Foreigners:	12.07%
Individuals and others:	29.81%

Shareholder Notes

Fiscal Term: March 31

Date to Fix Shareholders to Receive Dividends: March 31

Date to Fix Shareholders to Receive Interim Dividends: September 30

Transfer Agent: The Mitsubishi Trust and Banking Corporation, Limited

Share Handling Office: Stock Transfer Department
The Mitsubishi Trust and Banking Corporation, Limited
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo,
100-8212

Delivery Address: Stock Transfer Department
The Mitsubishi Trust and Banking Corporation, Limited
7-7, Nishi-ikebukuro 1-chome, Toshima-ku, Tokyo,
171-8508

Telephone Number for Inquiries: 03-5391-1900 (Main switchboard)
0120-707-696 (Toll-free)

Transfer Offices: Each branch office of The Mitsubishi Trust and Banking Corporation, Limited

Newspaper for Public Notice: Nihon Keizai Shimbun